UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2010, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on June 30, 2011 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in note 2 to the 2010 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 23, 2011, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On January 6, 2012, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 13.7165 = U.S. $1.00.

Information on the Company

Repsol Shareholder Agreement

On August 29, 2011, we, together with P.M.I. Holdings, B.V., entered into a shareholder voting agreement with Sacyr Vallehermoso, S.A. (which we refer to as Sacyr), which was at that time the largest shareholder of Repsol YPF, S.A. (which we refer to as Repsol). During the period from August 29 to September 2, 2011, P.M.I. Holdings, B.V., pursuant to its obligations under this shareholder voting agreement, acquired a total of 56,377,090 shares of Repsol which, together with 827,150 shares purchased by P.M.I. Holdings, B.V. on July 13, 2011, increased our overall voting and economic rights in Repsol to 9.492%, and, jointly with those of Sacyr, represented approximately 29.5% of Repsol’s voting rights.

On December 20, 2011, Sacyr notified us of its intent to terminate the shareholder voting agreement referenced above in connection with Repsol’s repurchase of approximately 50% of the Repsol shares held by Sacyr. We are currently evaluating our level of investment in Repsol and exploring potential opportunities for collaboration between PEMEX and Repsol.

Commitments for Capital Expenditures and Sources of Funding

The following table sets forth PEMEX’s approved capital expenditures budget for 2012. The budget of Ps. 301,255 million represents an increase of 27.6% as compared to the approved capital expenditures budget for 2011, and is distributed among Petróleos Mexicanos and the subsidiary entities as follows:

	2012 Budget(1)
	(in millions of pesos)		% of Total
Pemex-Exploration and Production	Ps.	251,900	84.0%
Pemex-Refining		40,050	13.0
Pemex-Gas and Basic Petrochemicals		3,365	1.1
Pemex-Petrochemicals		5,240	1.7
Petróleos Mexicanos		700	0.2

Total budgeted capital expenditures	Ps.	301,255	100.0%

(1)	Excludes maintenance.

Liquidity and Capital Resources

Recent Financing Activities

During the period from October 1, 2011 to January 12, 2012, Petróleos Mexicanos obtained U.S. $1,000,000,000 in loans made or guaranteed by export credit agencies for use in its financing activities.

During the period from October 1, 2011 to January 12, 2012, P.M.I. Holdings, B.V. borrowed U.S. $3,606,100,000 and repaid U.S. $3,006,100,000 under a syndicated revolving credit line. As of January 12, 2012, U.S. $600,000,000 was outstanding under this syndicated revolving credit line.

In addition, PEMEX has participated in the following financing activities from November 15, 2011 to January 12, 2012:

•

On December 7, 2011, Petróleos Mexicanos issued Ps. 10,000,000,000 aggregate principal amount of 7.650% certificados bursátiles due 2021, consisting of (i) an international offering outside Mexico of Ps. 7,000,000,000 of certificados bursátiles in the form of global depositary notes (GDNs), and (ii) a concurrent offering to the public in Mexico of Ps. 3,000,000,000 of certificados bursátiles not represented by GDNs. The certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 Certificados Bursátiles program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On December 23, 2011, Petróleos Mexicanos obtained a revolving credit facility for Ps. 10,000,000,000. No disbursements have been made under this facility.

•	On December 29, 2011, Petróleos Mexicanos obtained a bank loan for U.S. $200,000,000, which matures in December 2016.

•	On December 29, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 3,500,000,000, which matures in December 2016.

Directors, Senior Management and Employees

Recent Appointments

On December 18, 2011, Mr. Alejandro Martínez Sibaja was appointed Director General of Pemex-Gas and Basic Petrochemicals by the President of Mexico, replacing Mr. Jordy Hernán Herrera Flores.

On December 22, 2011, Mr. Luis Felipe Luna Melo was appointed Director General of P.M.I. Comercio Internacional, S.A. de C.V., replacing Ms. María del Rocío Cárdenas Zubieta.

Exploration and Production

Integrated Exploration and Production Contracts

In 2011, Pemex-Exploration and Production awarded the first three integrated exploration and production contracts relating to the Santuario, Carrizo and Magallanes fields in the Southern Region of Mexico. The contracts for the Magallanes and Santuario fields were signed on October 17, 2011 and the contract for Carrizo was signed on December 14, 2011.

In January 2012, Pemex-Exploration and Production plans to publish a call for bids for six additional integrated exploration and production contracts for areas in the Northern Region: two onshore fields (Arenque and Atún) and four offshore fields (Altamira, Pánuco, San Andrés and Tierra Blanca). Pemex-Exploration and Production expects to award this second round of contracts by mid-year 2012. In addition, Pemex-Exploration and Production plans to begin a tender process for additional integrated exploration and production contracts for Chicontepec and in the deep waters in the Gulf of Mexico during the second half of 2012.

Legal Proceedings

Civil Actions

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Certain of these contingent liabilities are described below.

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability, with CONPROCA seeking a total amount of U.S. $424.9 million and Petróleos Mexicanos and Pemex-Refining seeking U.S. $116.0 million. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court’s experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court’s experts with respect to such report. On February 15, 2011, the parties filed their final pleadings. On March 15, 2011, the parties filed their expenses report before the ICA. On January 11, 2012, Petróleos Mexicanos and Pemex-Refining were notified of the final award by the ICA, in favor of CONPROCA, in an amount of U.S. $311.2 million, and in favor of Petróleos Mexicanos and Pemex-Refining, in an amount of approximately U.S $29.1 million. As of the date of this report, Petróleos Mexicanos and Pemex-Refining are reviewing the resolution in order to evaluate their options.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) grew by 4.0% in real terms during the first nine months of 2011, as compared with the same period of 2010. The utilities sector grew by 6.8%; the construction sector grew by 4.8%; the manufacturing sector grew by 5.6%; the wholesale and retail trade sector grew by 8.3%; the transportation and warehousing sector grew by 3.5%; the information sector grew by 7.0%; the finance and insurance sector grew by 3.7%; the real estate, rental and leasing sector grew by 2.0%; professional, scientific and technical services grew by 5.4%; management of companies and enterprises grew by 5.0%; administrative support, waste management and remediation services grew by 4.3%; education services grew by 1.5%; health care and social assistance grew by 1.9%; arts, entertainment and recreation grew by 6.4%; accommodation and food services grew by 2.0%; and other services (except public administration) grew by 4.0%, each in real terms as compared to the first nine months of 2010. However, the agriculture, forestry, fishing and hunting sector decreased by 0.1%; the mining sector decreased by 3.1%; and public administration decreased by 1.6%, each in real terms as compared to the first nine months of 2010.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector(1)

	2006	2007	2008	2009	2010	First Nine Months of 2011(2)
GDP (constant 2003 prices)	5.2%	3.3%	1.2%	(6.1)%	5.4%	4.0%
Primary Activities:
Agriculture, forestry, fishing and hunting	6.3	2.3	1.2	(2.2)	3.3	(0.1)
Secondary Activities:
Mining	1.4	(0.2)	(1.7)	(2.9)	2.2	(3.1)
Utilities	12.2	3.7	(2.3)	2.0	2.4	6.8
Construction	7.8	4.4	3.1	(7.3)	0.0	4.8
Manufacturing	5.9	1.7	(0.7)	(9.8)	9.9	5.6
Tertiary activities:
Wholesale and retail trade	6.5	5.0	0.9	(14.1)	13.3	8.3
Transportation and warehousing	5.8	3.7	0.0	(6.5)	6.4	3.5
Information	10.7	11.6	8.0	0.8	5.6	7.0
Finance and insurance	16.3	13.9	12.8	(4.5)	2.7	3.7
Real estate, rental and leasing	4.1	3.1	3.0	(1.6)	1.7	2.0
Professional, scientific and technical services	3.0	3.1	3.0	(5.1)	(3.0)	5.4
Management of companies and enterprises	20.1	(3.0)	14.0	(8.1)	2.0	5.0
Administrative support, waste management and remediation services	3.7	3.1	1.6	(4.8)	1.4	4.3
Education services	0.1	1.9	0.8	0.5	3.0	1.5
Health care and social assistance	7.8	2.5	(1.5)	0.8	(1.7)	1.9
Arts, entertainment and recreation	2.3	3.1	1.5	(4.6)	1.9	6.4
Accommodation and food services	1.6	2.6	0.9	(7.7)	3.8	2.0
Other services (except public administration)	3.3	3.9	0.7	(1.1)	0.6	4.0
Public administration	0.1	1.7	1.1	4.8	4.4	(1.6)

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.
(2)	First nine months of 2011 as compared to same period of 2010.

Source: National Institute of Statistics and Geography.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) for the year ended December 31, 2011 was 3.8%, 0.6 percentage points lower than during 2010.

Unemployment Rate

At November 30, 2011, the unemployment rate was 5.0%, as compared to an unemployment rate of 4.9% at December 31, 2010.

Interest Rates

During 2011, interest rates on 28-day Treasury bills (Cetes) averaged 4.2% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.4% and on 91-day Cetes of 4.6% during 2010. On January 12, 2012, the 28-day Cetes rate was 4.3% and the 91-day Cetes rate was 4.4%.

Financial System

Central Bank and Monetary Policy

At November 30, 2011, the M1 money supply was 12.6% greater in real terms, than the level at November 30, 2010. The amount of bills and coins held by the public at November 30, 2011 was 7.0% greater in real terms than at November 30, 2010, while the aggregate amount of checking account deposits denominated in pesos at November 30, 2011 was 18.3% greater in real terms than at November 30, 2010.

At November 30, 2011, financial savings were 11.5% greater in real terms than financial savings at November 30, 2010. Savings generated by Mexican residents increased by 7.4% and savings generated by non-residents increased by 48.4%, in each case in real terms and as compared to their respective levels at November 30, 2010.

At January 12, 2012, the monetary base totaled Ps. 744.0 billion, a 2.6% nominal decrease from the level of Ps. 763.5 billion at December 31, 2011.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced from 8.25% to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. At January 15, 2012, the minimum overnight funding rate remained at 4.50%.

Banking Supervision and Support

At September 30, 2011, the total amount of past-due loans of commercial banks was Ps. 68.4 billion, as compared to Ps. 49.7 billion at December 31, 2010. At September 30, 2011, the total loan portfolio of the banking system was 9.4% higher in real terms than the total loan portfolio at December 31, 2010. The past-due loan ratio of commercial banks was 2.9% at September 30, 2011, as compared to a ratio of 2.3% at December 31, 2010. The amount of loan loss reserves held by commercial banks totaled Ps. 113.7 billion at September 30, 2011, as compared to Ps. 99.4 billion at December 31, 2010. At this level, commercial banks had reserves covering 166.3% of their past-due loans at September 30, 2011, exceeding the minimum reserve level of 45%.

The Securities Market

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index or IPC) based on a group of the 35 most actively traded shares. At December 30, 2011, the IPC stood at 37,077.52 points, representing a 3.8% decrease from the level as of December 31, 2010. At January 12, 2012, the IPC stood at 36,548.56 points, representing a 1.4% decrease from the level as of December 30, 2011.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eleven months of 2011, Mexico registered a trade deficit of U.S. $1.2 billion, as compared with a trade deficit of U.S. $2.8 billion for the same period of 2010. Merchandise exports increased by 18.1% during the first eleven months of 2011 to U.S. $320.5 billion, as compared to U.S. $271.5 billion for the same period of 2010. During the first eleven months of 2011, petroleum exports increased by 38.0%, while non-petroleum exports increased by 14.9%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2010. Exports of manufactured goods, which represented 79.8% of total merchandise exports, increased by 14.1% during the first eleven months of 2011, as compared with exports of manufactured goods during the same period of 2010.

According to preliminary figures, during the first eleven months of 2011, total imports increased by 17.3%, to U.S. $321.7 billion, as compared to U.S. $274.4 billion for the same period of 2010. During the first eleven months of 2011, imports of intermediate goods increased by 15.6%, imports of capital goods increased by 15.9% and imports of consumer goods increased by 27.8%, in each case as compared to the same period of 2010.

Exchange Controls and Foreign Exchange Rates

During 2011, the average peso/dollar exchange rate was Ps. 12.4354 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on January 13, 2012 (which took effect on the second business day thereafter) was Ps. 13.6263 = U.S. $1.00.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell dollars to Banco de México. These options remained exercisable on any day of the month immediately following the auction. The holders of these options were able to sell dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate did not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month was U.S. $600 million. On November 29, 2011, the Foreign Exchange Commission announced that, effective immediately, it was suspending temporarily this auction mechanism. From February 26, 2010 to November 30, 2011, Banco de México auctioned an aggregate of U.S. $12.6 billion in options through this mechanism, and, as of November 30, 2011, Banco de México had purchased an aggregate of U.S. $9.1 billion from holders upon the exercise of these options.

On November 29, 2011, the Foreign Exchange Commission announced that it was reactivating the policy under which Banco de México will conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeds 2%, as compared to the previous day’s exchange rate, in order to maintain an orderly exchange market.

At December 30, 2011, Mexico’s international reserves totaled U.S. $142.5 billion, an increase of U.S. $28.9 billion as compared to international reserves at December 31, 2010. At December 30, 2011, the net international assets of Banco de México totaled U.S. $149.2 billion, an increase of U.S. $28.6 billion as compared to net international assets at December 31, 2010.

At January 6, 2012, Mexico’s international reserves totaled U.S. $144.1 billion, an increase of U.S. $1.7 billion as compared to international reserves at December 30, 2011. At January 6, 2012, the net international assets of Banco de México totaled U.S. $151.1 billion, an increase of U.S. $1.8 billion as compared to net international assets at December 31, 2011.

Balance of International Payments

According to preliminary figures, during the first nine months of 2011, Mexico’s current account registered a deficit of 0.6% of GDP, or U.S. $6.5 billion, as compared to a deficit of U.S. $2.2 billion, or 0.2% of GDP, for the same period of 2010. The capital account registered a surplus of U.S. $32.8 billion in the first nine months of 2011, as compared to a surplus of U.S. $24.9 billion in the same period of 2010. Foreign investment in Mexico totaled U.S. $33.8 billion during the first nine months of 2011, as compared to U.S. $28.4 billion during the first nine months of 2010, and was composed of direct foreign investment inflows totaling U.S. $13.4 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $20.4 billion.

Public Finance

Revenues and Expenditures

According to preliminary figures, during the first nine months of 2011, the public sector balance registered a deficit of Ps. 179.0 billion in nominal pesos, as compared to a deficit of Ps. 176.8 billion in nominal pesos during the same period of 2010. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 29.8 billion during the first nine months of 2011, as compared to a deficit of Ps. 8.2 billion during the same period of 2010.

In the first nine months of 2011, public sector budgetary revenues totaled Ps. 2,306.5 billion in nominal pesos, a 6.4% increase in real terms as compared to the same period of 2010. This increase is mainly explained by a 13.5% increase in oil revenues and a 3.0% increase in non-oil tax revenues, each in real terms as compared to the first nine months of 2010.

According to preliminary figures, during the first nine months of 2011, crude oil revenues increased by 13.5% in real annual terms as compared to the same period of 2010, primarily as a result of a 39.3% increase in the price of crude oil exports, which was partially offset by a 1.0% decrease in crude oil production. Non-oil tax revenues increased by 3.0% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and the overall economic recovery.

According to preliminary figures, during the first nine months of 2011, net public sector budgetary expenditures increased by 5.9% in real terms as compared to the same period of 2010. During the first nine months of 2011, public sector financing costs increased by 0.2% in real terms as compared to the same period of 2010, mainly as a result of the depreciation of the peso against the U.S. dollar on average during the first nine months of 2011.

At September 30, 2011, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 8.3 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 7.7 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 26.7 billion.

2012 Budget

On September 8, 2011, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Revenue Law for 2012, the 2012 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Expenditure Budget for 2012, the 2012 Expenditure Budget) to Congress for approval. The 2012 Revenue Law and the 2012 Expenditure Budget were approved on October 27, 2011 and November 15, 2011, and were published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 16, 2011 and December 12, 2011, respectively (together, the 2012 Budget).

The 2012 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 95.2 billion, or 0.4% of GDP. Including physical investment by PEMEX, the 2012 Budget provides for a public sector budget deficit of 2.4% of GDP.

The 2012 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,310.5 billion, a 4.7% increase in real terms as compared to public sector budgetary revenues estimated for the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Revenue Law for 2011). The Government estimates that expenditures will total Ps. 3,405.7 billion during 2012 (excluding estimated physical investment expenditures by PEMEX totaling Ps. 301.2 billion), a 4.4% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Expenditure Budget for 2011 and, together with the Federal Revenue Law for 2011, the 2011 Budget).

The 2012 Budget allows the Government to increase expenditures for social development by 6.4%, national security by 9.4% and science, technology and innovation by 18.6%, each as compared to the amounts budgeted for 2011.

The preliminary results for 2010 and the first nine months of 2011, as well as the budget assumptions and targets for the 2011 Budget and the 2012 Budget, are presented below.

2010 and the First Nine Months of 2011 Results;

2011 Budget and 2012 Budget Assumptions and Targets

	2010 Results(1)	2011 Budget(5)		First Nine Months of 2011 Results(2)		2012 Budget(6)
Real GDP growth (%)	5.4%	3.8%		4.0%		3.3%
Increase in the national consumer price index (%)	3.6%	3.0%		1.2%		3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S. $72.33	U.S. $65.40		U.S. $99	.87(3)	U.S. $84.90
Current account deficit as % of GDP	0.5%	n	.a.	0.6%		n	.a.
Average exchange rate (Ps./U.S.$1.00)	12.6	12.9		13.0		12.8
Average rate on 28-day Cetes (%)	4.4%	5.0%		4.2%		4.6
Public sector balance as % of GDP(4)	(0.8%)	(0.5%)		(0.2%)		(0.4%)
Primary balance as % of GDP(4)	1.2%	n	.a.	0.0%		n	.a.

Note: n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Government entered into agreements to hedge oil prices in order to isolate the 2011 budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2011. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2011 budget is observed.
(4)	Excluding physical investments by PEMEX.
(5)	2011 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2011 (General Economic Policy Guidelines for 2011) published in September 2010 and in the Programa Económico 2011 (Economic Program for 2011) published in November 2010, as modified by the 2011 Budget adopted by the Mexican Congress.
(6)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) published in September 2011 and in the Programa Económico 2012 (Economic Program for 2012) published in November 2011, as modified by the 2012 Budget adopted by the Mexican Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at December 31, 2010, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at September 30, 2011, the net internal debt of the Government totaled Ps. 2,998.1 billion (including liabilities associated with the public sector pension reform law of Ps. 169.7 billion), a 6.7% increase in nominal terms as compared to the Ps. 2,808.9 billion outstanding at December 31, 2010. At September 30, 2011, according to preliminary figures, the gross internal debt of the Government totaled Ps. 3,187.1 billion, a 10.3% increase in nominal terms as compared to the Ps. 2,888.3 billion of gross internal debt outstanding at December 31, 2010. Of the total gross internal debt of the Government at September 30, 2011, Ps. 307.3 billion represented short-term debt and Ps. 2,879.9 billion represented long-term debt, as compared to Ps. 294.4 billion of short-term debt and Ps. 2,593.9 billion of long-term debt at December 31, 2010. The Government’s financing costs on internal debt totaled Ps. 104.1 billion during the first nine months of 2011, an increase of 5.8% as compared to the same period of 2010.

During the first nine months of 2011, the average maturity of the Government’s internal debt increased by 0.29 years, from 7.20 years at December 31, 2010 to 7.49 years at September 30, 2011.

At September 30, 2011, the gross internal debt of the public sector including the recognition of Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) totaled Ps. 3,417.1 billion, as compared to Ps. 3,080.9 billion outstanding at December 31, 2010. The following table summarizes the net internal public debt of the Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,
	2006			2007			2008			2009(2)			2010(2)			At September 30, 2011(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	P	s.1,569.9	93.9%	P	s.1,795.8	94.7%	P	s.2,021.2	84.2%	P	s.2,379.3	88.0%	P	s.2,553.9	88.4%	P	s.2,830.9	88.8%
Cetes		346.0	20.7		340.5	18.0		357.1	14.9		498.8	18.5		394.0	13.6		400.0	12.6
Floating Rate Bonds		359.6	21.5		325.0	17.1		243.6	10.1		243.5	9.0		183.1	6.3		199.8	6.3
Inflation-Linked Bonds		155.3	9.3		235.3	12.4		334.9	13.9		430.6	15.9		530.1	18.4		603.4	18.9
Fixed Rate Bonds		709.0	42.4		895.1	47.2		1,085.6	45.2		1,206.5	44.6		1,446.8	50.1		1,627.7	51.1
Other		102.9	6.1		100.6	5.3		380.1	15.8		323.4	12.0		334.4	11.6		356.2	11.2

Total Gross Debt	P	s.1,672.8	100.0%	P	s.1,896.3	100.0%	P	s.2,401.3	100.0%	P	s.2,702.8	100.0%		2,888.3	100.0%		3,187.1	100.0%

Net Debt
Financial Assets(3)		(125.7)			(107.9)			(68.6)			(231.4)			(79.4)			(189.0)

Total Net Debt	P	s.1,547.1		P	s.1,788.3		P	s.2,332.7		P	s.2,471.3		P	s.2,808.9		P	s.2,998.1

Gross Internal Debt/GDP			15.6%			16.1%			19.8%			21.4%			20.9%			n.a.
Net Internal Debt/GDP			14.4%			15.2%			19.2%			19.6%			20.3%			n.a.

Note: Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 699.2 billion at September 30, 2011. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesoría de la Federación (General Account of the Federal Treasury) with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included, unless and until the Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund (IMF) or the debt of the IPAB.

According to preliminary figures, at September 30, 2011, outstanding public sector gross external debt totaled U.S. $113.5 billion, as compared to U.S. $110.4 billion at December 31, 2010. Of this amount, U.S. $110.2 billion represented long-term debt and U.S. $3.3 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at September 30, 2011 represented approximately 31.9% of nominal GDP, 1.4 percentage point higher than at December 31, 2010.

According to preliminary figures, at September 30, 2011, commercial banks held approximately 17.5% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 22.0%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 60.1%; and other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2006	U.S. $	39,330	U.S. $	7,046	U.S. $	7,545	U.S. $	53,921	U.S. $	845	U.S. $	54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010(4)		56,168		45,536		6,385		108,089		2,339		110,428
At September 30, 2011(4)		58,910		45,811		5,438		110,159		3,310		113,469

By Currency(3)

	At December 31,
	2006		2007		2008		2009		2010		At September 30, 2011(4)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	93,860	82.7%
Japanese yen	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,854	6.0
Pounds sterling	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,909	1.7
Swiss francs	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9	963	0.9
Others	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,883	8.7

Total	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	113,469	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at September 30, 2011), (b) external borrowings by the public sector after September 30, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On January 6, 2012, Mexico issued U.S. $2,000,000,000 of its 3.625% Global Notes due 2022. These notes were issued under Mexico’s U.S. $80 billion Global Medium Terms Notes program and gave investors a yield to maturity of 3.706% per year for a tenor of 10 years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ ARTURO DELPECH DEL ÁNGEL
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: January 17, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.